SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2002

RICOH COMPANY, LTD.
(Translation of Registrant’s name into English)

15-1, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X     Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__     No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.)

SIGNATURE

Pursuant to the Requirements of the Securities Exchange Act of 1934,the registrant has duty caused this report to be signed on its behalf bythe undersigned, thereunto duty authorized.

Ricoh Company, Ltd.
(Registrant)

By: /s/ Zenji Miura
Zenji Miura
Senior Vice President

September 27, 2002

September 27, 2002

Ricoh Company, Ltd
15-5, Minami Aoyama 1-chome
Minato-ku, Tokyo 107-8544
Japan

Consolidated Forecast reflected changing forecast of our subsidiary

Today, Ricoh Elemex Corporation (one of our subsidiaries) announced their forecast change that was originally announced on May 8, 2002, due to additional expenses for quality problem on the measurement equipment.
This forecasting change affects Ricoh’s consolidated forecast together with other information currently available to management, as following.

Ricoh’s consolidated forecast for the half year ended September 30, 2002 and year ended March 31, 2003.

1. Half year ended September 30, 2002.